EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
LNB Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of LNB Bancorp, Inc. of our reports dated March 11, 2005, with respect to the consolidated balance sheets of LNB Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004, annual report on Form 10-K of LNB Bancorp, Inc.

/s/ KPMG LLP

Cleveland, Ohio
May 27, 2005